EXHIBIT 99.1

Caledonia Mining Corporation Plc: Purchase of Securities by Director

ST HELIER, Jersey, Dec. 09, 2024 (GLOBE NEWSWIRE) -- Caledonia Mining Corporation Plc ("Caledonia" or "the Company") announces that on December 6, 2024 Mr Mark Learmonth, a Director and the CEO of the Company, purchased 2,047 depositary interests of the Company representing the same number of common shares of no par value in the Company at a price per depositary interest of GBP8.30.

Following this transaction, Mr Learmonth has an interest in 187,031 shares in the Company representing approximately 0.97% of the issued share capital of Caledonia. Further details of the transaction are set out below.

Enquiries:

Caledonia Mining Corporation Plc Mark Learmonth Camilla Horsfall	Tel: +44 1534 679 800 Tel: +44 7817 841 793

Cavendish Capital Markets Limited (Nomad and Joint Broker) Adrian Hadden Pearl Kellie	Tel: +44 207 397 1965 Tel: +44 131 220 9775

Panmure Liberum (Joint Broker) Scott Mathieson/Matt Hogg	Tel: +44 20 3100 2000

Camarco, Financial PR (UK) Gordon Poole Julia Tilley Elfie Kent	Tel: +44 20 3757 4980

3PPB (Financial PR, North America) Patrick Chidley Paul Durham	Tel: +1 917 991 7701 Tel: +1 203 940 2538

Curate Public Relations (Zimbabwe) Debra Tatenda	Tel: +263 77802131

IH Securities (Private) Limited (VFEX Sponsor - Zimbabwe) Lloyd Mlotshwa	Tel: +263 (242) 745 119/33/39

NOTIFICATION AND PUBLIC DISCLOSURE OF TRANSACTIONS BY PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES AND PERSONS CLOSELY ASSOCIATED WITH THEM

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Mr Mark Learmonth
2	Reason for the notification
a)	Position/status	Director and CEO
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Caledonia Mining Corporation Plc
b)	LEI	21380093ZBI4BFM75Y51
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument	Depositary interests representing common shares of no par value
	Identification code	JE00BF0XVB15
b)	Nature of the transaction	Purchase of securities
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		GBP8.30	2,047
d)	Aggregated information
	- Aggregated volume	n/a
- Price
e)	Date of the transaction	6 December 2024
f)	Place of the transaction	AIM